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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                  DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED
                           (Name of Subject Company)

                             DESI ACQUISITION, INC.
                               BOWNE & CO., INC.
                                   (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   25786M108
                     (CUSIP Number of Class of Securities)

                               DENISE K. FLETCHER
                            CHIEF FINANCIAL OFFICER
                               BOWNE & CO., INC.
                               345 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                           TELEPHONE: (212) 924-5500
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

AMOUNT PREVIOUSLY PAID: $23,051
FORM OR REGISTRATION NO.: SCHEDULE 14D-1
FILING PARTY: BOWNE & CO., INC. AND DESI ACQUISITION, INC.
DATE FILED: JUNE 3, 1998

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on June 3, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by DESI Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Bowne & Co., Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Donnelley Enterprise Solutions Incorporated, a Delaware corporation, at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of June 3, 1998 (the "Offer to Purchase"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On June 23, 1998, the Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the Offer had expired without objections or requests for additional information and indicating that it expects to consummate the Offer on the Expiration Date, currently 12:01 a.m., New York City Time, on Wednesday, July 1, 1998, subject to the terms thereof. The full text of the press release is set forth in Exhibit 11(a)(9) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Items 10(b), (c), and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 2 under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)  Press release issued by the Parent on June 23, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BOWNE & CO., INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

                                          DESI ACQUISITION, INC.

                                          By: /s/   DENISE K. FLETCHER
                                            ------------------------------------
                                            Name: Denise K. Fletcher
                                            Title:Senior Vice President
                                               and Chief Financial Officer

Date: June 23, 1998

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                                 EXHIBIT INDEX

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EXHIBIT                                                                  PAGE
  NO.                              DESCRIPTION                           NO.
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
11(a)(9)   Press release issued by the Parent on June 23, 1998.........
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